UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MakeMyTrip Limited (the “Company”) is incorporating by reference the information set forth in this Form 6-K into its registration statement on Form F-3 (File No. 333-193943) filed with the United States Securities and Exchange Commission (the “SEC”) on February 14, 2014, as amended, which became effective on March 10, 2014.

Other Events

On June 9, 2015, the Company filed its annual report on Form 20-F for the fiscal year ended March 31, 2015 (the “Form 20-F”) with the SEC. Due to an inadvertent clerical error, Item 5. Operating and Financial Review and Prospects (specifically, the table appearing on page 58 in the section entitled – “Our Revenue, Service Cost and Other Revenue and Expenses–Service Costs”) erroneously disclosed the amounts of hotels and packages “Service cost” and “Revenue less service cost” for Fiscal Year ended March 31, 2015 as $144,507.8 thousands and $39,992.9 thousands, respectively. The correct numbers are $157,897.2 thousands and $62,614.7 thousands, respectively. The clerical error described above does not appear in any other sections of the Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2016

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer